Via Facsimile and U.S. Mail
Mail Stop 6010

November 14, 2008

George J. Vergis, Ph.D.
President and Chief Executive Officer
Neose Technologies, Inc.
102 Rock Road
Horsham, Pennsylvania
19044

>   **Re: Neose Technologies, Inc.**
>   **Proxy Statement on Form PREM14A**
>   **Filed October 16, 2008**
>   **File No. 000-27718**

Dear Dr. Vergis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form PREM14A

General

1. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company. To that effect, we note that you have retained Georgeson Inc. as your proxy solicitor.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the

filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. Please update all financial information in your proxy statement as required by Rule 3-12 of Regulation S-X.

4. Please provide pro forma financial information to present the effect of the transactions being voted upon by your shareholders or tell us why pro forma financial information is not required. Please refer to Items 14(a)(4), 14(a)(5) and 14(b)(11) of Schedule 14A and Rule 11-01(a)(4) of Regulation S-X. Based on your disclosure it appears that shareholder approval may result in different outcomes. If the sale of assets and the liquidation and dissolution result in different outcomes please present additional pro forma information to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X..

5. Please provide the information required by Part C of Form S-4 as directed under Item 14(c)(2) of Schedule 14A.

6. We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates does not meet the $75 million threshold under General Instruction I.B of Form S-3. As a result, incorporation by reference to certain documents on page 102 of your proxy statement is not appropriate. Please revise you disclosure accordingly.

7. Please provide a complete description of your existing agreements with BGX and Novo in appropriate section of the proxy statement. See paragraph (b)(7) of Item 14 of Schedule 14A.

8. On page 2 you state that each Asset Sale is conditioned upon the consummation of the other Asset Sale. On pages 19 and 25, however, you state that neither Asset Sale is conditioned upon the approval by your stockholders of the other Asset Sale and that each Purchaser's obligation to complete its Asset Sale is subject to the closing of the other Asset Sale. Therefore, if only one of the Asset Sales is approved by your stockholders, the Purchaser in such approved Asset Sale has the right, but not the obligation to close on its Asset Sale. Please revise your disclosure on page 2 and elsewhere as necessary to clarify that neither Asset Sale is conditioned upon the approval by your stockholders of the other Asset Sale and that it is only the Purchaser's obligation to complete its Asset Sale that is conditioned upon the closing of the other Asset Sale.

9. You disclose that you have received correspondence from NASDAQ indicating that you will no longer eligible to be list your securities on NASDAQ's Global Market as of the open of business on October 20, 2008. We note that the date of your delisting has passed and that you issued a press release on October 17, 2008 announcing that NASDAQ will continue to list the company's securities. Please revise your disclosure to update the current status of your listing with NASDAQ.

10. Please describe the material terms of your contract or arrangement with Georgeson Inc. as required by paragraph (a)(3) of Item 4 to Schedule 14A.

Summary Term Sheet, page 6

11. Please revise the structure of this proxy statement so that the information included in the summary term sheet begins on the first or second page of the disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.

12. Please revise the summary term sheet so that it is written in plain English, provided in a bullet point format and describes only the most material terms of the proposed transactions. For example, avoid the use of small Roman numerals in parentheses, replace the term "certain" with a brief description of what qualifies the information as "certain," and avoid the use of defined terms. See Item 1001 of Regulation M-A, including Instruction 1 to that Item.

13. Please provide the basis for your statements that "Ratiopharm is Europe's leading generics producer and in its home country, Germany, the top selling and most commonly prescribed pharmaceutical brand" and "Novo has a leading position within areas such as hemostasis management, growth hormone therapy and hormone replacement therapy."

14. We note your disclosure on pages 9 and 13 that you have agreed to provide $500,000 in out-of-pocket expenses to both purchasers in the event that the respective asset purchase agreements are terminated. Please describe the specific expenses that would and would not be included in the out-of-pocket expenses.

15. In light of your disclosure on pages 57 and 80 that the respective costs and expenses of the Asset Sales will be provided by each respective party, please clarify the specific costs and expenses that will be provided by you and which will be provided by the purchasing companies.

16. We note that receipt of acknowledgements or consents to the assignment of third party license agreements is listed as a condition to closing for both of your asset sales. On page 39 you refer to an acknowledgement from a "certain licensor" as a condition to closing, and on page 63 you refer to "one consent" as a condition to closing. Please revise your disclosure to describe any material acknowledgements or consents that are conditions to the closing, and name parties to which you are referring.

Risk Factors, page 18

General

17. Please succinctly state in your subheadings the risks that result from the facts or uncertainties. Some of the current risk factor subcaptions do not adequately describe the

risk. For example, some of the subcaptions merely describe an event that may occur, such as "The Asset Sales may not be approved," "Our stockholders could approve one of the Asset Sales, but vote against the other Asset Sale" and "Our stockholders could approve the Asset Sales, but vote against the Plan of Liquidation."

We will incur significant costs in connection with the Asset Sales . . . ., page 18

18. Please quantify the total costs you expect to incur in connection with the Asset Sales.

Our executive officers have interests in the Asset Sales and the Plan of Liquidation . . . ., page 19

19. Please disclose the total shares of common stock underlying unvested stock options that will vest as a result of the Asset Sales and weighted average exercise price of those stock options.

Our stockholders could approve the Asset Sales, but vote against the Plan of Liquidation…page 20

20. We note that you disclose that you will retain only those individuals necessary to maintain your corporate existence in the event that the Assets Sales are approved by shareholders while the Plan of Liquidation is not. Please specifically identify the individuals you are referring to in this risk factor and as applicable elsewhere in your proxy statement.

21. Please describe and quantify the ongoing operating expenditures you expect to have if the Assets Sales are completed but the Plan of Liquidation is not.

22. To the extent practicable, please quantify your estimate of the dividend payment you expect to make if the Assets Sales are completed but the Plan of Liquidation is not.

Distribution of assets, if any, to our stockholders could be delayed…page 21

23. We note that your risk factor discloses that distribution would occur no earlier than 30 days following the closing of the Asset Sales. Please revise your risk factor to address the more lengthy delay in distribution that may occur as a result of the extended negotiations over your lease obligations.

If we fail to retain the services of certain employees, the Plan of Liquidation may not…page 22

24. We note that your risk factor heading refers to the services of certain employees as necessary for the successful implementation of your Plan of Liquidation.   However, your risk factor refers only to the services of A. Brian Davis. Please identify the other employees upon which the Plan of Liquidation is reliant or revise your risk factor to specify that you are reliant solely on the services provided by Mr. Davis.

Question and Answers about the Special Meeting, page 23

25. Please revise your disclosure in this section to provide the page number where each of the cross-referenced sections first appears.

26. Please identify Mr. Dovey as the member of the Board of Directors who has abstained from voting with regard to the Plan of Liquidation. In addition, where you discuss potential conflicts of interest in relation to the transactions proposed in your proxy statement, please include the interests as of Mr. Dovey as a result of his involvement with companies participating in your March 2007 private placement. Please also disclose the name of the relevant companies in which Mr. Dovey has an interest.

27. On page 26 you disclose that legal and accounting fees, operating expenses, and other liabilities may reduce the distribution to your shareholders. Please include a cross-reference within this section to the chart you provide on page 88 which provides the estimates for the fees, expenses, and liabilities you describe.

General Background of the Sale Process Applicable to Both Asset Sales and the Plan of Liquidation, page 33

28. We note that on page 34 you refer to the engagement of a "consulting firm" to assist your Board of Directors in making decisions regarding strategic alternatives with the benefit of "reasonably known timelines and financial projections." It appears that you may have received a report, opinion, or appraisal from this entity that is material to the transactions proposed in your proxy statement. Please identify the consulting firm to which you refer and provide the disclosure required under Item 1015 of Regulation M-A.

29. Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the transactions, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please consider the need to provide additional disclosure about any report, opinion or appraisal provided and provide us a copy of such documents for our review. For example, on page 34 you refer to the "work of RBC and the Consulting Firm" and "information provided by RBC and the Consulting Firm." On page 35 you refer to a "presentation by RBC." On page 36 you refer to "presentations by RBC regarding the BGX Asset Sale and the Novo Asset Sale." On page 83 you refer to various presentations made by RBC.

30. Supplementally, please provide us with any "board books" or similar materials that RBC furnished to the board relating to its analyses.

31. Your descriptions of many of the board meetings in this section and other sections such as "Background of the Liquidation" appear vague. You should describe in greater detail the nature and substance of the deliberations conducted by the board at their meetings. What conclusions did the board reach at these meetings? The disclosure should provide

stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. You should also briefly disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement. Additionally, the parties attending each meeting should be identified. For example, see the following:

- At the August 9, 2007 meeting, please describe the strategic alternative discussed and disclose any conclusions reached regarding those alternatives.
- At the August 13, 2007 meeting, please describe the "possible engagements to assist in refining our strategic alternatives" discussed.
- At the January 22, 2008 meeting, please describe the sale process and progress with RBC discussed.
- At the February 27, 2008 meeting, please describe the update on your financial position and financial alternatives and disclose who provided the update. If the update was provided by RBC or the consulting firm, please also provide the disclosure required by Item 1015(b) of Regulation M-A.
- At the February 27, 2008 meeting, please disclose why the board concluded that the "best path was to pursue two parallel processes to sell the Company in two separate transactions."
- At the August 7, 2008 meeting, please describe the update "with respect to the status of the transactions and transaction alternatives."
- At the September 10, 2008 meeting, please describe the "status of the transactions and potential post-transaction alternatives."

32. Please expand your discussion regarding the five possible acquirers who indicated an interest in learning more about you and the terms of a potential transaction. For example, please disclose the size of the companies and their respective relevant attributes, and explain why they chose not to proceed with discussions.

33. Please disclose the time frame in which the strategic acquirers were limited from 66 to five and then to just BGX and Novo.

34. Please briefly summarize the final revisions of product labeling changes for ESAs published by the FDA in November 2007 and describe the impact of these final revisions on your business.

35. Please disclose why the board decided to form the Transaction Committee and how the board selected its members. For example, if the board determined that Messrs. Gage, Dovey and Parker are independent directors, please explain.

36. Describe the Transaction Committee "meetings held through the late winter and spring of 2008." You should disclose the nature and substance of the deliberations conducted by the Transaction Committee at their meetings, the conclusions reached and any actions that the

meeting participants agreed to undertake, either through resolutions or through informal agreement. Additionally, the parties attending each meeting should be identified.

37. We note that all assets and liabilities related to your relationship with Magnolia Nutritionals LLC have been specifically excluded from both asset sale agreements. In light of your conclusion that you will no longer have substantial assets if the proposed asset sales are consummated, please describe your relationship with Magnolia and provide disclosure relating to the specific assets and liabilities that you derive from this agreement.

Proposal No. 1 Approval of the BGX Asset Sale, page 36

Background of the BGX Asset Sale, page 37

38. Please describe in greater detail the events regarding the BGX Asset Sale that occurred between November 20, 2007 and May 23, 2008. Describe any meetings held, identify the parties attending the meetings, disclose the nature and substance of the deliberations conducted at any meetings, disclose the conclusions reached at these meetings and disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement.

39. On page 38 you list the major open issues with the BGX Asset Purchase Agreement and the BGX License, the BGX Sublicense and the PCA. You do not, however, provide a complete discussion of how all these open issues were resolved. For example, please discuss how the issue that BGX required that the BGX Asset Sale and the Novo Asset Sale should each be contingent on the occurrence of the other was resolved. Please also discuss how the issues on the BGX License, the BGX Sublicense and the PCA were resolved. Your disclosure should provide a clear picture of how the material terms of the proposed transactions evolved during the course of negotiations. Please provide comparable disclosure for any material issues that arose for the Novo Asset Purchase Agreement.

Reasons for the BGX Asset Sale, page 40

40. In this section and in the "Reasons for the Novo Asset Sale" on page 64 you note your "subsequent liquidation preserved value for our stockholders relative to the potential risks to us of continuing to operate as a going concern" as a potentially supportive factor for each Asset Sale. Please expand your disclosure to explain why this was a supportive factor, quantifying your discussion to the extent practicable.

Fairness Opinions of RBC Capital Markets Corporation, page 43

41. Please disclose any instructions given to RBC in connection with the opinions and any limitations imposed on the scope of their investigations or tell us supplementally that no such instructions were given and that no such limitations were imposed.

42. We note that RBC relied on Company Forecasts when preparing the opinions. Please revise your disclosure in this section to disclose the Company Forecasts used by RBC.

43. We note your disclosure that RBC "does not have an obligation to update, revise or reaffirm its Opinions." The opinions were delivered on September 17, 2008. Please disclose whether any material changes in the company's operations, performance or in any of the projections or assumptions upon which RBC based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

44. Please disclose the TEVs of each comparable company listed on page 45. Please also disclose how RBC used the TEV ranges of comparable companies in comparison to the metrics implied by the purchase price under each agreement. You state that "RBC compared the BGX Consideration to the corresponding enterprise values, or TEVs, of the selected comparable companies." Please disclose the conclusions reached by RBC regarding these comparisons. Please provide comparable disclosure for the Novo transaction on pages 68 and 69.

45. On page 46, please disclose how RBC calculated the "enterprise value" of the target companies in the comparable transactions and disclose the enterprise values for each of the target companies listed. Please also disclose how RBC used the enterprise values ranges in comparison to the metrics implied by the purchase price under each agreement and the conclusions reached by RBC regarding these comparisons.

46. Please disclose the total fees payable to RBC in this section and on page 69.

Proposal No. 2 Approval of the Novo Asset Sale, page 61

47. Please describe in greater detail the events regarding the Novo Asset Sale that occurred between December 14, 2007 and May 23, 2008. Describe any meetings held, identify the parties attending the meetings, disclose the nature and substance of the deliberations conducted at any meetings, disclose the conclusions reached at these meetings and disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement.

Fairness Opinions of RBC Capital Markets Corporation, page 66

48. Please describe the sensitivity analysis that RBC applied to the Novo LTM EBITDA.

Proposal No. 3 Approval of Plan of Complete Liquidation and Dissolution, page 82

Background of the Liquidation, page 82

49. Please disclose the reasons for Dr. Rachesky's resignation on September 16, 2008.

<u>Estimated Distributions to Shareholders, page 87</u>

50. Please refer to footnote (16). It appears that the cash settlement amount of $4 million should be in the low recovery range column. Please revise or expand your disclosure to clarify why the largest cash payment amount is in the high recovery range.

<u>Certain U.S. Federal Income Tax Consequences . . . ., page 95</u>

51. You are required to disclose a description of all of the "material" federal tax consequences of the transactions, rather than "certain" federal tax consequences. Revise your disclosure throughout the proxy statement to ensure that your discussion in the respective tax sections of each proposal addresses the "material" federal income tax consequences of each proposal. See Item 1004(b)(2)(vii) of Regulation M-A.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen (202) 551- 3652 or Don Abbott at (202) 551-3608 if you have any question in relation to accounting matters. Please contact Bryan Pitko at (202) 551-3203 or Sonia Barros at (202) 551- 3655 with any other questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

CC: Steve Abrams
       Mark Flanagan
       Pepper Hamilton, LLP
       3000 Two Logan Square
       Eighteenth and Arch Streets
       Philadelphia, PA 19103-2799